

17018191

OAKB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66364

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maitland Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Douglas Avenue
(No. and Street)

Altamonte Springs,	FL	32714
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry M. Smith 407-869-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Green & Company, CPA's
(Name – *if individual, state last, first, middle name*)

10320 N. 56th Street, Suite 330	Temple Terrace	FL	33617
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Barry M. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maitland Securities, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



CONNIE J. PEACOCK
Commission # FF 917131
Expires September 10, 2019
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This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAITLAND SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2016

MAITLAND SECURITIES, INC.

CONTENTS


GREEN & COMPANY CPA'S

Green & Company, CPAs
A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Maitland Securities, Inc.

We have audited the accompanying statement of financial condition of Maitland Securities, Inc. as of December 31, 2016, and the related statements of operations, changes in partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of Maitland Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maitland Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Maitland Securities, Inc.'s financial statements. The supplemental information is the responsibility of Maitland Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Green + Company, CPAs
Temple Terrace, FL
February 27, 2017

MAITLAND SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	16,698
Commissions receivable		103
Other assets		1,964
Total assets	**$**	**18,765**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	4,500
Commissions payable		578
Total liabilities		5,078
COMMITMENTS (Note 3)		
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		63,990
Deficit		(50,313)
Total shareholder's equity		13,687
Total liabilities and shareholder's equity	**$**	**18,765**

The accompanying notes are an integral part of this statement.

MAITLAND SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

REVENUE:		
Commissions and fees	$	60,667
Other income		24
Total revenue		60,691
EXPENSES:		
Commissions and salaries		44,036
Professional fees		9,993
General and administrative expenses		20,533
Regulatory fees		7,810
Total expenses		82,372
LOSS BEFORE INCOME TAX PROVISION		(21,681)
Income tax provision		-
NET LOSS	**$**	**(21,681)**

The accompanying notes are an integral part of this statement.

MAITLAND SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

	Common stock		Additional	Retained	
	Shares	Amount	paid-in capital	earnings (deficit)	Total
BALANCES, December 31, 2015	1,000	$ 10	$ 58,990	$ (28,632)	30,368
Capital Contribution			$ 5,000		5,000
Net Loss				(21,681)	(21,681)
BALANCES, December 31, 2016	**1,000**	**$ 10**	**$ 63,990**	**$ (50,313)**	**$ 13,687**

The accompanying notes are an integral part of this statement.

MAITLAND SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(21,681)
Adjustments to reconcile net loss to net cash ued by operating activities:		
Increase in commissions receivable		1,305
Increase in other assets		248
Decrease in accounts payable		(18)
Decrease in commissions payable		(393)
Net cash flows used by operating activities		(20,539)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions		5,000
Net cash provided by financing activities		5,000
NET DECREASE IN CASH		(15,539)
CASH, at beginning of the year		32,237
CASH, at end of the year	**$**	**16,698**

The accompanying notes are an integral part of this statement.

MAITLAND SECURITIES, INC.

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
YEAR ENDED DECEMBER 31, 2016

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization

Maitland Securities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated under the laws of the state of Florida on July 14, 2003 as a securities broker-dealer.

The Company's primary activities include the sale of mutual funds, variable annuities, and limited partnership interests sponsored by unrelated third parties ("Product Sponsor(s)").

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Commissions Receivable

Commissions receivable are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary at December 31, 2016.

Revenue Recognition

The revenues of the Company are derived primarily from commissions earned on securities transactions. Revenue is recognized on a trade date basis.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

See Independent Accountants' Report.

NOTE 1- NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Computation of Customer Reserve

The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

Income Taxes

In accordance with FASB ASC (Financial Accounting Standards Board Accounting Standards Codification) No. 740, *Income Taxes,* the Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Uncertain Tax Positions

The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2013 for all major tax jurisdictions.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company does not own office equipment or employ office administrative support personnel. Certified Financial Group, Inc. ("CFG") provides office space, marketing support, equipment, and office administrative support personnel. CFG is owned by a family member of the Company's shareholder. On October 1, 2010, the Company entered into a management agreement with CFG to provide these services. The agreement shall continue in effect until terminated by either party. Expenses charged by CFG to the Company, included in general and administrative expenses in the accompanying statement of operations for the year ended December 31, 2016, totaled $18,000. Consequently, operating results and financial position may be different than if the entities were autonomous.

MAITLAND SECURITIES, INC.

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
YEAR ENDED DECEMBER 31, 2016

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2016, the Company had excess net capital of $6,723 and a ratio of aggregate indebtedness to net capital of 0.43 to 1.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2016.

NOTE 5 - CONCENTRATIONS

Commission income of approximately $60,667 of which 87% of the total commission income was generated from four registered representatives during the year ended December 31, 2016.

NOTE 6 – INCOME TAXES

The components of Income tax benefit for the year ended December 31, 2016 are as follows:

Federal Income Tax:	
Current	$ -0-
Deferred	$ 7372
State Income Tax:	
Current	$ -0-
Deferred	$ -0-
Valuation Allowance	$ 7372
Total	$ -0-

The Components of the net deferred tax asset as of December 31, 2016 are as follows:

Deferred tax asset	$ 29006
Deferred tax liability	$ -0-
Valuation allowance	$ 29006
Total	$ -0-

See Independent Accountants' Report.

The Company has approximately $85313 of remaining net operating losses expiring through 2034 which may be used to offset future taxable income. There are no material temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Therefore deferred taxes are not material.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were issued. The financial statements were approved for issue by management on February 27, 2017.

MAITLAND SECURITIES, INC.

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
YEAR ENDED DECEMBER 31, 2016

Member's equity	$	13,688
Nonallowable assets:		
Other assets		1,964
Total Nonallowable assets:		1,964
NET CAPITAL		11,724
Minimum requirements of 6 2/3% of aggregate indebtedness of $5,078 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**6,724**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	4,500
Commissions payable		578
Total aggregate indebtedness	**$**	**5,078**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.43 to 1**

NOTE: There are no material differences between the above computation of net capital with that included in the Company's corresponing unaudited Form X-17A-5 Part II filing at December 31, 2016.

See Independent Accountants' Report.



Green & Company, CPAs
A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Maitland Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Maitland Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Maitland Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Maitland Securities, Inc. stated that Maitland Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Maitland Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Maitland Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Green & Company, CPAs

Green & Company, CPAs
Temple Terrace, FL
February 27, 2017

10320 N 56th Street, Suite 330 *Temple Terrace, FL 33617* *813.606.4388*

MAITLAND SECURITIES, INC.

1111 Douglas Avenue • Altamonte Springs, Florida 32714-2033
407.869.6906 • Fax: 407.682.1748 • CCO@MaitlandSecurities.com

EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of Maitland Securities, Inc. (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended December 31, 2016. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Applies to broker-dealers who do not carry customer margin accounts and who promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer. Broker-dealers claiming this exemption may not hold funds or securities fork, or owe money or securities to customers.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.



Barry M. Smith, President